Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    Heli-One to provide new aircraft for Search and Rescue in Sweden

    ORLANDO, HAI Heli-Expo, March 1 /CNW/ - Heli-One, an operating subsidiary of CHC Helicopter Corporation ("CHC") (TSX: FLY.A and FLY.B; NYSE: FLI),
announced today it has secured a five-year helicopter lease and maintenance contract, plus two option years, with AB Norrlandsflyg of Sweden.
    Heli-One will provide Norrlandsflyg with two new Sikorsky S-76C++
helicopters in search and rescue ("SAR") configuration, and will support the helicopters' major components through a power by the hour ("PBH") maintenance agreement. Norrlandsflyg will operate the aircraft in a SAR capacity for the
Swedish Maritime Administration.
    Chris McDowell, Heli-One's Vice President, Business Development and
Sales, said, "We are delighted to participate in this exciting project with
Norrlandsflyg. Supporting a new third party customer by providing both the aircraft and the maintenance support is just another example of our ability to provide total helicopter support solutions."
    Michael Akerlund, Vice President of Norrlandsflyg said: "We look forward to working with Heli-One on a long-term basis. Norrlandsflyg's 46 years of operational expertise combined with Heli-One's extensive support network and
S76 knowledge make for a great partnership. With the award of these latest contracts, Norrlandsflyg controls 100% of the SAR operation in Sweden, and the
S76C++ will enhance the operation with the latest version Sikorsky has to offer on the S76 line".

    Heli-One is the world's largest, independent helicopter support company, providing leasing services, repair and overhaul, modifications, completions and logistics support for 20 different aircraft types operated by customers around the world.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

    Forward Looking Statements

    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied.
While these projections and other statements represent our best current judgment, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Chris McDowell, Vice President Business
Development and Sales, Heli-One, (604) 276-0100; Chris Flanagan, Director of
Communications, CHC Helicopter Corporation, (604) 279-2493/
    (FLY.A. FLY.B. FLI)

CO:  Heli-One; CHC Helicopter Corporation

CNW 15:38e 01-MAR-07